UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

April 19, 2007

Commission File Number: 000-51380

Silicon Motion Technology Corporation

(Exact name of Registrant as specified in its charter)

No. 20-1, Taiyuan St.

Jhubei City, Hsinchu County 302

Taiwan

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒        Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐        No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐        No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐        No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable

Exhibits

Exhibit 99.1	Press Release issued by the Company on April 18, 2007.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICON MOTION TECHNOLOGY CORPORATION

Date: April 18, 2007	By:	/s/ Wallace C. Kou
Wallace C. Kou
	Title:	President and Chief Executive Officer

Exhibit 99.1

Silicon Motion Announces Agreement to Acquire FCI, Inc. — Expands Product Portfolio —

TAIPEI, Taiwan (April 19, 2007) – Silicon Motion Technology Corporation (NASDAQ: SIMO), a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market, announced today that it has entered into a definitive agreement to acquire Future Communications IC, Inc., (“FCI”) a leading designer of radio frequency integrated circuits (RF ICs) for mobile television and wireless communications based in Seoul, South Korea.

Under the terms of the transaction, Silicon Motion will acquire substantially all of the outstanding common shares of FCI for a total purchase price of US$90 million, which will include a combination of cash, Silicon Motion ordinary shares and options to purchase Silicon Motion’s ordinary shares, subject to an adjustment in certain circumstances. Certain outstanding options to purchase FCI shares will be replaced with options to purchase ordinary shares of Silicon Motion. In addition, Silicon Motion has agreed to pay former FCI shareholders up to an additional US$12 million in cash upon the achievement of certain operating and financial milestones in 2007. Among the milestones, in order to be eligible for additional payments, the FCI business is required to generate US$33 million in revenue in 2007.

“We believe Mobile TV represents the next major wave of innovation for the wireless handset industry and we are very excited that FCI will be joining Silicon Motion,” said Wallace Kou, President and CEO of Silicon Motion. “Korea, where mobile TV is already well on its way to becoming widely adopted by consumers, is the global market leader in the rollout of mobile TV, and is a test bed for the development of other related cutting-edge advances in mobile handset technologies. This acquisition not only allows us to step into such a favorable environment, it also gives us the opportunity to strengthen our portfolio of solutions for mobile devices, including for multimedia applications.”

“Before we set out to do an acquisition, we determined that it would be very important for us to add front-end technology in order to build total solutions for the mobile digital media market. FCI’s Mobile TV tuner solutions are used by many of Korea’s leading handset manufacturers, and are considered among the best in class in terms of size, power and performance. FCI has shipped over 35 million units of CDMA transceivers and other front-end, as well as Mobile TV tuners which have been used in over 150 phone models. They also own over 30 patents and pending patents, and their margins are similar to our own.”

“With this acquisition, we believe that we will be able to offer more comprehensive solutions for mobile devices, including digital audio players, personal media players, navigation devices and mobile handsets that are compatible with a variety of digital audio, video, and multimedia broadcast standards. We also believe that the acquisition will give us a strong presence in the emerging mobile TV market, strengthen our multimedia technological capabilities, enhance our RF design expertise, and improve our ability to service our customers in Korea.”

James Yun, CEO of FCI, added, “We look forward to joining Silicon Motion and starting the next chapter in our corporate history. By joining Silicon Motion, we believe we can more effectively grow our RF businesses and achieve synergies by reaping the benefits of economies of scale, global sales coverage and customer relationships, including relationships with leading Taiwanese ODMs. Although we have been able to successfully partner with technology companies to support SIP and SOC solutions in the past, leveraging Silicon Motion’s financial and technological strength will enhance our capability going forward.”

Silicon Motion anticipates it will finance the cash portion of the transaction, representing up to US$50 million, from its existing cash reserves. Before the inclusion of FCI acquisition–related charges, management expects that the transaction will be slightly accretive to earnings in 2007 and meaningfully accretive in 2008 and beyond.

Needham & Company, LLC served as financial advisor to Silicon Motion. Jefferies Broadview, a division of Jefferies & Company, Inc. served as financial advisor to FCI. The transaction was unanimously approved by the Board of Directors of each company. The transaction is subject to certain regulatory approvals, including merger notification filings in Korea, as well as customary closing conditions, and is expected to be completed by the end of the second quarter of 2007.

More details will be provided during Silicon Motion’s conference call that will be held on April 19th, 2007 at 8:00am EST.

About Silicon Motion:

Silicon Motion Technology Corporation is a leading fabless semiconductor company that designs, develops, and markets universally compatible, high-performance, low-power semiconductor solutions for the multimedia consumer electronics market. Our semiconductor solutions include controllers used in mobile storage media, such as flash memory cards and USB flash drives, and multimedia systems on a chip, or SoCs, used in digital media devices such as MP3 players, PC cameras, PC servers, multifunctional printers, POS (Point-of-Sales) devices, and broadband multimedia phones.

About FCI:

Privately-held Future Communications IC Inc. is a leading fabless RF IC designer of low power, low cost semiconductor solutions for mobile TV, car television systems, ETC, DAB and CDMA markets. The company’s key products that it has been shipping in volume include mobile TV tuners, ETC transceivers, car television systems, as well as CDMA transceivers and other front-end ICs. FCI is based in Seoul, South Korea.

Forward-Looking Statements:

This press release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements include, without limitation, statements regarding trends in the multimedia consumer electronics market and our future results of operations, financial condition and business prospects. Although such statements are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on them. These statements involve risks and uncertainties, and actual market trends or our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward looking statements for a variety of reasons. Potential risks and uncertainties include, but are not limited to, unpredictable volume and timing of customer orders, which are not fixed by contract but vary on a purchase order basis; the loss of one or more key customers or the significant reduction, postponement, rescheduling or cancellation of orders from these customers; integration of our proposed acquisition of Future Communications IC, Inc.; general economic conditions or conditions in the semiconductor or multimedia consumer electronics markets; decreases in the overall average selling prices of our products; changes in the relative sales mix of our products; changes in our cost of finished goods; the availability, pricing, and timeliness of delivery of other components and raw materials used in our customers’ products; our customers’ sales outlook, purchasing patterns, and inventory adjustments based on consumer demands and general economic conditions; our ability to successfully develop, introduce, and sell new or enhanced products in a timely manner; and the timing of new product announcements or introductions by us or by our competitors. For additional discussion of these risks and uncertainties and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including, but not limited to, our Annual Report on Form 20-F filed on June 30, 2006. We assume no obligation to update any forward-looking statements, which apply only as of the date of this press release.

Investor Contact:	Media Contact:

Selina Hsieh	Sara Hsu
Investor Relations	Project Manager
Tel: +886 3 552 6888 x2311	Tel: +886 2 2219 6688 x3509
Fax: +886 3 552 6988	Fax: +886 2 2219 6868
E-mail: ir@siliconmotion.com	E-mail: sara.hsu@siliconmotion.com.tw

Tip Fleming
Senior Vice President
Christensen
Tel: 212 618 1978/ +852 2117 0861
Email: tfleming@ChristensenIR.com